Operating Agreement
of
Silver David, LLC

a Wyoming limited liability company

December 19, 2023

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Operating Agreement of
Silver David, LLC
Table of Contents


Operating Agreement
of
Silver David, LLC
a Wyoming limited liability company


THIS OPERATING AGREEMENT (the "Agreement"), effective December 19, 2023 (the "Effective Date"), is made and entered into by and among those Persons who are accepted as Members by Silver David Management, LLC, a Wyoming limited liability company, as the manager of the Company (the "Manager"), and (iii) who by their signatures to a Form of Adherence hereby represent and agree to all of the terms and conditions set forth herein. This Agreement sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:


Article 1. Formation of the Company


Section 1.1   Limited Liability Company

Silver David, LLC was formed as a Wyoming limited liability company (the "Company") by executing and delivering the Articles of Organization in accordance with the Wyoming Limited Liability Company Act, as codified in the Wyoming Statutes, Title 17, Chapter 29 (the "WLLCA"), and the rights and liabilities of the Members shall be as provided in the WLLCA except as may be modified in this Agreement.

Section 1.2   Name of the Company

The name of the Company is Silver David, LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3   Purpose and Scope of the Company

The Company was formed primarily to acquire, hold, monetize and sell a silver cast of Michelangelo's "David" statue (the "Artwork"). The Company may engage in any other lawful activities which are related or incidental to the foregoing purposes, as may be determined in the sole and absolute discretion of the Manager.

Section 1.4   Power of Attorney

        a.   Each Member hereby constitutes and appoints the Manager and, if a Liquidator shall have been selected pursuant to Section 12.4, the Liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

        i.   execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including this Agreement and the Articles of Organization and all amendments or restatements hereof or thereof) that the Manager, or the Liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Wyoming and in all other jurisdictions in which the Company may conduct business or own property; (B) all certificates, documents and other instruments that the Manager, or the Liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Manager or the Liquidator determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Member pursuant to, or in connection with other events described in, Article 7 or Article 12; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Interests issued; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

ii.   execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Manager or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; *provided*, that when any provision of this Agreement that establishes a percentage of the Members required to take any action, the Manager, or the Liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members.

Nothing contained in this Section shall be construed as authorizing the Manager, or the Liquidator, to amend, change or modify this Agreement except in accordance with Section 14.2 or as may be otherwise expressly provided for in this Agreement.

b.   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Members Interests and shall extend to such Members heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any officer of the Manager, or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Manager, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Member shall execute and deliver to the Manager, or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Officers or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 1.5   Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

808 SE Commerce Ave. #120
Battle Ground, WA 98604

or such other place or places as the Manager may determine. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.6   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is:

> National Registered Agents, Inc.
> 2232 Dell Range Blvd Ste 200
> Cheyenne, WY 82009

Section 1.7   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its capital base, and adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of Interests and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and its financial ability to continue to operate.

Section 1.8   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.9   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

Article 2. Definitions

Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

a.   <u>Additional Capital Contribution</u>. Additional Capital Contribution means the total cash and other consideration contributed to the Company by each Member other than the initial Capital Contribution.

b.   <u>Additional Member(s)</u>. Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof, after the date of this Agreement.

c.   <u>Affiliate(s)</u>. Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

d.   <u>Agreement</u>. Agreement means this Operating Agreement as originally executed and as amended from time to time.

e.   <u>Aggregate Ownership Limit</u>. Aggregate Ownership Limit means, for all investors other than the Manager, 19.99% of the aggregate of the outstanding Interests, unless such Aggregate Ownership Limit is otherwise waived by the Manager in its sole discretion.

f.   <u>Assignee</u>. Assignee means the recipient of Interest(s) pursuant to a Transfer and with the rights set forth in Section 11.2(b).

g.   <u>Capital Account</u>. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.4 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

h.   <u>Capital Contribution</u>. Capital Contribution means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

i.   <u>Capital Transaction</u>. Capital Transaction shall mean the sale or refinancing of Company assets.

j.   <u>Company</u>. Company has the meaning ascribed in Section 1.1.

k.   Company Assets. Company Assets means all assets owned by the Company and any property, real or personal, tangible or intangible, otherwise acquired by the Company.

l.   Distributable Cash. Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

m.   Dispute. Dispute shall have the meaning as described in Section 10.1.

n.   Effective Date. Effective Date shall mean December 19, 2023.

o.   ERISA. ERISA means the Employee Retirement Income Security Act of 1974, as amended.

p.   Exchange Act. Exchange Act means the Securities Exchange Act of 1934, as amended.

q.   Fair Market Value. With regards to a Membership Interest, the Fair Market Value shall be the amount that would be distributable to the Member holding such interest in the event that the assets of the Company were sold for cash and the proceeds, net of liabilities, were distributed to the holders of all Membership Interests pursuant to this Agreement. In the event that the Fair Market Value of a Membership Interest is to be determined under this Agreement, the Manager shall select a qualified independent appraiser to make such determination and shall make the books and records available to the appraiser for such purpose.

r.   Formation Date. Formation Date shall mean the date of filing of the Articles of Organization of the Company.

s.   Form of Adherence. Form of Adherence means, with respect to the Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Manager from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

t.   Good Cause. Good cause shall have the meaning as described in Section 6.8.

u.   Governmental Entity. Governmental Entity means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau, or instrumentality, domestic or foreign and any subdivision thereof.

v.   Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i.   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or

Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

w.   <u>Initial Offering</u>. Initial Offering means the first offering and issuance of Interests of the Company.

x.   <u>Interest(s)</u>. Interest(s) means a unit of Membership Interest in the Company that is purchased by investors or otherwise issued to Persons, as decided in the sole discretion of the Manager and subject to this Agreement.

y.   <u>Immediate Family</u>. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance), parents, parents-in-law, descendants (including descendants by adoption), brothers, sisters, brothers-in-law, sisters-in-law, children-in-law, and grandchildren-in-law.

z.   <u>Indemnified Party</u>. Indemnified Party shall have the meaning as described in Section 13.1.

aa.   <u>Internal Revenue Code</u>. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

bb.   <u>Investment Company Act</u>. Investment Company Act means the Investment Company Act of 1940, as amended.

cc.   <u>Investment Limit</u>. Investment Limit means, (i) with respect to any individual holder who purchases Interests pursuant to an Offering conducted under Regulation A of the Securities Act who is not qualified as an accredited investor, in any trailing twelve-month period, 10% of the greater of such holder's annual income or net worth or, with respect to any entity, 10% of the greater of such holder's annual revenue or net assets at fiscal year-end, and (ii) with respect to any individual holder who purchases Interests pursuant to an Offering conducted under Regulation CF of the Securities Act who is not qualified as an accredited investor, the aggregate amount of securities sold to such an investor across all issuers (including the Company) in reliance on section 4(a)(6) of the Securities Act during the 12-month period preceding the date of such transaction, shall not exceed (1) the greater of $2,500, or 5% of the greater of the holder's annual income or net worth, if either the holder's annual income or net worth is less than $124,000; or (2) 10% of the greater of the holder's annual income or net worth, not to exceed an amount sold of $124,000, if both the holder's annual income and net worth are equal to or more than $124,000.

dd.   IRS. IRS means the Internal Revenue Service.

ee.   Liabilities. Liabilities shall have the meaning as described in Section 13.1.

ff.   Liquidator. Liquidator means one or more Persons selected by the Manager to perform the functions described in Section 12.4 as liquidator of the Company within the meaning of the WLLCA.

gg.   Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be Silver David Management, LLC, a Wyoming limited liability company.

hh.   Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement by acquiring Interest(s).

ii.   Membership Interest(s). Membership Interest(s) refers to a Member's ownership interest in the Company granting such Member the right to vote on Company matters, receive information concerning the business and affairs of the Company, and receive distributions pursuant to this Agreement. Class A Membership Interests are non-voting Membership Interests. Membership Interest(s) shall be calculated as follows:

i.   Class A: The aggregate Class A Membership Interest percentage for the Class A Members shall be calculated as follows: (total cash or cash equivalent (i.e. Interests not issued for services) Capital Contributions made by Class A Members divided by 100,000,000) x (0.30), with the resulting quotient (the "Class A Percentage Rate"). For individual Class A Membership Interests, divide each Class A Member's total Class A Interests by all issued and outstanding Class A Interests and multiply the resulting quotient by the Class A Percentage Rate, with the resulting number being expressed as a percentage. At no time will the Class A Percentage Rate be more than 30% (with 30% assuming that the Company has raised $100,000,000 from investors in its Offerings, not including fees charged to investors and not applied to the purchase of Class A Units).

ii.   Class B: The aggregate Class B Membership Interest percentage shall be calculated as follows: 1 - the Class A Percentage Rate (the "Class B Percentage Rate"), with the resulting number being expressed as a percentage. For individual Class B Membership Interest percentages, multiply the Class B Percentage Rate by the quotient of the total number of each Class B Member's Class B Interests divided by the total number of issued and outstanding Class B Interests, with the resulting number being expressed as a percentage. At no time will the Class B Percentage rate be less than 70% (with 70% assuming that the Company has raised $100,000,000 from investors in its Offerings)

jj.   National Securities Exchange. National Securities Exchange means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act.

kk.   Notice. Notice shall have the meaning as described in Section 14.5(c).

ll.   Offering. Offering means the offering or issuance of Interests, other than Class B Interests.

mm.   Offering Document. Offering Document means, with respect to the Interests of the Company, the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to an Offering of such Interests, in the form approved by the Manager and, to the extent required by applicable law, approved or qualified, as applicable, by any applicable Governmental Entity, including without limitation the U.S. Securities and Exchange Commission.

nn.   Officers. Officers means any executive, president, vice president, secretary, treasurer, or other officer of the Company as the Manager may designate (which shall, in each case, constitute managers within the meaning of the WLLCA).

oo.   Partnership Representative. Partnership Representative shall have the meaning as described in Section 1.9.

pp.   Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

qq.   Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii.   Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii.   In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv.   Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v.   Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

rr.   Record Holder or Holder. Record Holder or Holder means the Person in whose name such Interests are registered on the books of the Company, or its transfer agent, as of the opening of business on a particular Business Day, as determined by the Manager in accordance with this Agreement.

ss.   Regulations. Regulations mean the Treasury Regulations of the United States.

tt.   Required Interest. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote. Only Class B Interests shall be voting Interests.

uu.   Reviewed Year. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

vv.   Securities Act. Securities Act means the Securities Act of 1933, as amended from time to time.

ww.   Subsequent Offering. Subsequent Offering means any further issuance of Interests of the Company, excluding the Initial Offering or any Transfer.

xx.   Substitute Member. Substitute Member means a Person who is admitted as a Member of the Company pursuant to Section 11.2(b) as a result of a Transfer of Interests to such Person.

yy.   Super Majority Vote. Super Majority Vote means, the affirmative vote of the outstanding Class B Interests representing at least two thirds of the total votes that may be cast by all such outstanding Interests.

zz.   Transfer. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

aaa.   Unreturned Capital Contributions. Unreturned Capital Contributions means, regarding a Member, all Capital Contributions made by such Member less any Capital Contributions returned to such Member pursuant to Section 4.2(a).

bbb.   WBCA. WBCA means the Wyoming Business Corporation Act.

Article 3. Capitalization of the Company

Section 3.1   Source of Funding

The Company will be funded by the sale of Interests. The Manager may issue Interests as described in this Agreement for such consideration as determined in the Manager's sole discretion. The Company may use debt and/or other alternative financing to fund its capital needs, as determined in the Manager's sole discretion.

Section 3.2   Issuance of Interests

Members' Interests shall be issued in consideration for their Capital Contribution and other good and valuable consideration as decided by the Manager. Un-issued Interests may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses. Interests shall be divided among Class A and Class B Interests.

       a.   <u>Class A Interests</u>. Class A Interests may be issued to Persons purchasing such Interests in the Company. The Company is authorized to issue as many Class A Interests as necessary to fully fund its business purpose, as determined by the Manager in its sole discretion. Class A Interests are <u>non-voting</u> Interests. Members holding Class A Interests shall have the rights and responsibilities as outlined in this Agreement.

       b.   <u>Class B Interests</u>. Class B Interests are reserved for the Manager, its Affiliates, business partners, services providers, and other Persons in the sole discretion of the Manager. Initially, the Company issued 100 Class B Interests as set forth in Exhibit A. The Company is authorized to issue as many Class B Interests as necessary, as determined in the sole discretion of the Manager. Members holding Class B Interests shall have the rights and responsibilities as outlined in this Agreement.

       c.   <u>Record Holders</u>. The Company shall be entitled to recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interests.

The Manager may amend this Section at any time to provide for the issuance and creation of additional classes of Interests without the vote or consent of the Members provided, however, that such amendment will not subject any Member to any material, adverse economic consequences, as determined by the Manager. Issued Interests shall be set forth in List of Members in Exhibit A, and the Manager shall update Exhibit A periodically to reflect the admission or withdrawal of Members.

Section 3.3   Capital Contribution Obligations

A Member or prospective member's promise to make a Capital Contribution to the Company is enforceable if in writing and signed by the Person making the promise and shall be enforceable against the Member's heirs, legal representatives, or successors without regard to death, disability, or other changed circumstances of the Member. A prospective member whose subscription documents have been accepted and approved by the Manager shall not be deemed admitted as a Member unless such an investor's Capital Contribution is received by the Company. Prospective Members purchasing Interests through a private securities offering shall not be deemed admitted as Members until the Company conducts a closing of the prospective

Member's subscription pursuant to the terms of such private Offering. Members shall not be required to contribute Additional Capital Contributions.

Section 3.4   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company Assets distributed to such Member.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Interests, together with amended and revised schedules of ownership caused by changes in the Members and changes in Interests.

Section 3.5   Loans

Subject to the terms of any existing loan secured by the assets of the Company, from time to time (but only to the extent required by the Company's business and not otherwise funded by other sources), any Member, with the prior approval of the Manager, by itself or in combination with other Members, may make optional loans to the Company or advance money on its behalf to cover operating deficits or capital needs of the Company. All Members shall have the right to participate in any such loans *pro rata* to such Member's respective Membership Interest, and if all the Members do not participate, then in proportion to the Membership Interest of each Member desiring to participate in the loan. Subject to any state or federal usury limitation or other applicable law or regulation, such loans or advances shall bear simple, non-compounding interest at an interest rate of twelve percent (12%) per annum or less, as agreed by the Manager, and shall be payable in accordance with terms agreeable to the lending Members. Subject to all other outstanding debts of the Company that are encumbered by Company Assets, and subject to applicable restrictions under any existing loan agreements, any such loans shall be secured by applicable Company Assets. Payments on any such loans made by the Company shall be first applied to any interest due on any loan with the balance to be credited against the outstanding principal balance of the loan. Loans by any Member to the Company shall not be considered contributions of capital to the Company, shall not increase the Capital Account of the lending Member, and repayment of such loans shall not be deemed a return of capital to the lending Member.

Article 4. Distributions and Allocations

Section 4.1   Timing of Distributions

Prior to the Company's liquidation, Distributable Cash will be distributed within sixty (60) days from a Capital Transaction and as otherwise declared by the Manager.

Section 4.2   Cash Distributions

Distributable Cash shall be distributed as follows:

a.   First, all Distributable Cash will be ratably distributed to the Class A Members, until they have received a return of all their Unreturned Capital Contributions.

b.   Thereafter, Distributable Cash will be ratably distributed to the Members, apportioned according to their respective Membership Interests.

c.   If the Artwork is sold at a valuation less than the valuation at which the initial purchaser purchased its Class A Interests, the Class B Interest holders will cover the discrepancy, so that the Class A holder receives such distributions as it would have received had the Artwork been sold at the same valuation at which the investor purchased its Class A Interests.

Section 4.3   Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.4, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items as follows:

a.   Profit Allocation. First, Profits will be allocated to each Member in proportion to the cumulative distributions, not including return of capital, to such Member until all such distributions have been so allocated as Profits. Second, the balance, if any, will be allocated to the Members in proportion to their Membership Interest.

b.   Loss Allocation. First, Losses will be allocated to the Members in proportion to and to the extent of their Profits, if any, previously allocated in inverse order in which Profit was allocated. Second, the balance, if any, will be allocated to the Members in proportion to their Membership Interest.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of loans to the Company converted to contributions to capital, any non-uniform distributions of cash, and any liquidating distributions.

Section 4.4   Special Allocations

a.   Qualified Income Offset. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   Section 704(c) Allocations. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.3.

d.   Allocations in Event of Re-characterization. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.5   Imputed Underpayments

a.   Modifications of Imputed Underpayments. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the

Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b.   Election in the Event of an Imputed Underpayment. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i.   For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii.   For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection (Section 4.3) above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company. However, the Manager shall not have the authority to take any action requiring the approval of the Members as set forth in Section 7.8.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the WLLCA.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the WLLCA may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of an Interest, in a manner provided for in § 743 of the Internal Revenue Code.

Upon the addition of any new Manager, or a change in the ownership of or Persons having management authority over an existing Manager, exercising the § 754 election under the Internal Revenue Code shall require the unanimous consent of all the Members entitled to vote.

Section 5.4   Authorization to Execute Certain Instruments

With respect to all of their obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidence of indebtedness, contracts, agreements, assignments, deeds, leases, loan agreements, mortgages, and other security instruments and agreements in such form, and on such terms and conditions, as the Manager in its sole discretion deems proper.

Section 5.5   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted to such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.6   Officers

    a.   <u>Officers.</u>

        i.   Appointment. The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

        ii.   Duties. Except as otherwise set forth in this Agreement, as otherwise expressly provided in this Agreement or required by the WLLCA, (i) the duties and obligations owed to the Company by the Officers shall be the same as the duties and obligations owed to a corporation organized under WBCA by its officers, and (ii) the duties and obligations owed to the Members by the Officers shall be the same as the duties and obligations owed to the stockholders of a corporation under the WBCA by its officers.

b.   Board of Managers. The Manager is authorized to create a board of managers which shall advise the Manager on matters relating to the Company and the Manager may delegate its power authority granted by this Agreement thereto to act on its behalf

c.   Powers. The Manager shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through the duly authorized Officers or board of managers of the Company, and the Manager shall not be responsible for the misconduct or negligence on the part of any board of managers or such Officer duly appointed or duly authorized by the Manager in good faith.

Section 5.7   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company, to exercise all powers and to effectuate the purposes set forth in Section 1.3, in each case without the consent of the Members, including but not limited to the following:

a.   Issue Interests (and derivatives thereof) and determine consideration for Interests in accordance with this Agreement;

b.   The registration of any offer, issuance, sale or resale of Interests or other securities issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Interests or other securities by Members or other security holders);

c.   The indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

d.   The entering into of listing agreements with any National Securities Exchange or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

e.   The making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company (including, but not limited to, the filing of periodic reports on Forms 1-K, 1-SA, 1-U, C/A, C-U, C-AR, C-AR/A, and C-TR with the U.S. Securities and Exchange Commission), and the making of any tax elections;

f.   The selection of any transfer agent or depositor for any securities of the Company, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions;

g.   Unless otherwise provided in this Agreement, the calling of a vote of the Members as to any matter to be voted on by all Members of the Company, as applicable;

h.   The selection of auditors for the Company; the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company;

i.   Purchase Company Assets in the name of the Company and sell Company Assets;

j.   Borrow money on behalf of the Company from banks, investors, Members, other lenders, or Affiliates thereof on such terms as the Manager may deem appropriate, and to hypothecate, encumber, and grant security interests in Company Assets for the sole purpose of securing repayment of such borrowed sums. No debt or other obligation shall be contracted, or liability incurred, by or on behalf of the Company except by the Manager, and in no event shall any debt call for the individual guarantee of any Member unless otherwise agreed upon in writing by such Member;

k.   Execute on behalf of the Company all instruments and documents, including, without limitation: checks; drafts; loan agreements, notes, and other negotiable instruments; guarantee agreements; mortgages or deeds of trust; security agreements; financing statements; joint-ownership agreements, if any, relating to the management of Company Assets; documents providing for the acquisition, financing, refinancing, or disposition of Company Assets; assignments; bills of sale; leases; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company, including Company Assets;

l.   Amend this Agreement pursuant to Section 14.2.

m.   Purchase liability and other insurance to protect the Company Assets;

n.   Elect and remove Officers of the Company;

o.   Open financial accounts in the name of the Company;

p.   Disburse Distributable Cash, invest Capital Contributions, and pay fees and expenses as set forth in this Agreement;

q.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company and to compensate such Persons from Company funds;

r.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company;

s.   Arranging for custodianship and storage of the Artwork;

t.   Obtaining and maintaining insurance for the Artwork;

u.   Arranging for transportation of the Artwork if and when needed;

v.   Displaying the Artwork, including, but not limited to, by lending to museums and galleries;

w.   Capturing and reproducing images of the Artwork;

x.   Marketing the Artwork for sale and negotiating with potential buyers;

| y. | Implementing the sale of the Artwork to an end buyer; |

| z. | Initiating, amending or terminating any capital raising campaign; |

| aa. | Engaging third parties to facilitate the Manager's rights and obligations; and |

| bb. | Do and perform all other acts as may be necessary or appropriate to conduct the Company's business. |

The Manager may take the foregoing actions in its name, the name of an Affiliate delegated to act by the Manager, or the name of the Company directly.

No Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company.

Article 6. The Manager

Section 6.1 The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the WLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2 Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing.

Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3   **Standards of Conduct and Modification of Duties**

a.   Notwithstanding anything to the contrary herein or under any applicable law, the Manager, in exercising its rights hereunder in its capacity as the manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the WLLCA or under any other applicable law or in equity. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company. Specifically, the Manager and Affiliates of the Manager may transact business with the Company for the purchase, sale and management of the Artwork on such terms as determined by the Manager. The purchase of the Artwork from Affiliates of the Manager is approved on such terms as agreed by the Manager on the Company's behalf.

Section 6.4   **Certain Conflicts of Interest**

The resolution of any conflict of interest shall be conclusively deemed to be fair and reasonable to the Company and the Members and not a breach of any duty hereunder at law, in equity or otherwise.

Section 6.5   **Determinations by the Manager**

In furtherance of the authority granted to the Manager pursuant to Section 5.7 of this Agreement, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Manager consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company every holder of Interests:

a.   the amount of Distributable Cash for any period and the amount of assets at any time legally available for the payment of distributions on Interests;

b.   the amount of paid in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

c.   any interpretation of the terms, preferences, conversion, or other rights, voting powers or rights, restrictions, or limitations as to distribution;

d.   the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Company or of any Interests;

e.   the number of Interests of the Company;

f.   any matter relating to the acquisition, holding and disposition of any assets by the Company;

g.   each of the matters set forth in Section 5.7; or

h.   any other matter relating to the business and affairs of the Company or required or permitted by applicable law, this Agreement or otherwise to be determined by the Manager.

Section 6.6   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company. Alternatively, the Manager may elect to provide such services to the Company using its own in-house personnel. Any such services provided by the Manager, or its Affiliates, which are which are non-ordinary and non-routine will be compensated for at reasonable commercial rates. All ordinary expenses will be paid by the Manager on behalf of the Company as further described in Section 6.11(b) below.

Section 6.7   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company; however, this may require approval of a lender if the loan was conditioned on the qualifications of said Manager. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.8   Removal of a Manager

a.   <u>Term and Removal</u>. The Manager will serve as our Manager for an indefinite term, but that the Manager may be removed as indicated below:

Class B Members of the Company acting by way of a Super Majority Vote may elect to remove the Manager at any time if the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company and which has a material adverse effect on the Company. The Manager shall call a meeting of all of the Members of the Company within thirty (30) calendar days of such final non-appealable judgment of a court of competent jurisdiction, at which the Members may (i) by Super Majority Vote, remove the Manager of the Company and (ii) if the Manager is so removed, by a majority of voting Membership Interests, appoint a replacement Manager or approve the liquidation and dissolution and termination of the Company in accordance with Article 12. If the Manager fails to call a meeting as required by this Section 6.5, then any Members shall have the ability to demand a list of all Record Holders of the Company pursuant to Section 9.2 and to call a meeting at which such a vote shall be taken. In the event of its removal, the Manager shall be entitled to receive all amounts that have accrued and are then currently due and payable to it pursuant to this Agreement but shall forfeit its right to any future distributions. Prior to its admission as a Manager, any replacement Manager shall acquire the Interests held by the departing Manager, if any, for fair market value and in cash immediately payable on the Transfer of such Interests.

b.   Replacement Manager. In the event of the removal of the Manager, the Manager will cooperate with the Company and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding Manager possesses sufficient qualifications to perform the management function.

Section 6.9   Effect of Resignation or Removal on Manager Compensation

The amount of compensation a Manager of the Company has accrued pursuant to Section 6.11 below will be unaffected by a Manager's removal or resignation. All compensation which accrues after a Manager's removal or resignation will be reallocated to the remaining and/or replacement Manager(s).

Section 6.10   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, or otherwise cannot serve as Managers, a majority of voting Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.11   Payment of Company Expenses

The Manager, directly or through Affiliates, will pay all ordinary and routine operating expenses of the Company (excluding purchase of the Artwork), including, but not limited to, administrative expenses, ongoing offering and compliance expenses, insurance for the Artwork, transportation of the Artwork, display of the Artwork, marketing of the Artwork, and warehouse costs for the Artwork. Notwithstanding the foregoing, the Company may charge investors transactional fees for which it does not issue Class A Interests, with such fees being paid to third party service providers, which will not be reimbursed or paid by the Manager. The Manager will receive from the sale of the Artwork (or Capital Contributions or other revenues) reimbursement for any extraordinary expenses incurred on behalf of the Company for expenses not within the day-to-day operation of the Company, such as costs associated with litigation, costs associated with damage of the Artwork, and costs and taxes associated with the sale of the Artwork. The Manager will not receive a salary for its services to the Company, unless otherwise approved by the Class B Members.

Article 7. The Members

Section 7.1   Member Admittance

a.   Subject to paragraph (b) below, a Person shall be admitted as a Member and Record Holder either as a result of an Initial Offering, Subsequent Offering, a Transfer or at such other time as determined by the Manager, and upon (i) agreeing to be bound by the terms of this Agreement by completing, signing and delivering to the Manager, a completed Form of Adherence, which is then accepted by the Manager, (ii) the prior written consent of the Manager, and (iii) otherwise complying with the applicable provisions of Article 3 and Article 7.

b.   The Manager may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) cause such Persons holding to be in excess of the Aggregate Ownership Limit, (iii) cause the Persons' investment in all Interests to exceed the Investment Limit, (iv) adversely affect the Company or subject the Company, the Manager or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, the Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Manager or any of its Affiliates being required to register under the Investment Advisers Act, (vii) cause the assets of the Company to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in a loss of (a) partnership status by the Company for US federal income tax purposes or the termination of the Company for US federal income tax purposes or (b) corporation taxable as an association status for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of the Members. A Person may not become a Member without acquiring an Interest.

Section 7.2   Member Identification

All Members of the Company and their Interests shall be listed on Exhibit A, which is incorporated and made a part hereof. The Manager shall update Exhibit A from time to time as necessary to accurately reflect the information contained therein.

Section 7.3   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.4   No Right to Participate in Management

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

Section 7.5   Limited Right to Withdraw for a Member

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up, according to the WLLCA and the Agreement, unless otherwise approved by the Manager.

Section 7.6   Breach of this Agreement

A Member will breach this Agreement if the Member:

a.   Attempts to withdraw from the Company, other than as permitted herein;

b.   Interferes in the management of the Company's affairs;

c.   Engages in conduct which results in the Company losing its tax status as a partnership;

d.   Breaches any confidentiality provisions of this Agreement, or

e.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.7   No Right to Cause Dissolution

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.8   Voting

The Class B Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Class B Members, but not Assignees, shall have the right to vote on the following matters:

a.   The removal of a Manager, as set forth in Section 6.8, or appointment of an additional Manager, as set forth in Section 6.10;

b.   The approval of compensation to the Manger;

c.   Amendment of the Agreement, other than as described in Section 14.2;

d.   The merger or acquisition of the Company where the Company is not the surviving entity;

e.   The dissolution of the Company; and

f.   Such other matters as are required by this Agreement or the WLLCA.

Section 7.9   Expulsion of a Member

A Member may be expelled from the Company by the Manager if that Member (a) has willfully violated any provision of this Agreement; (b) committed fraud, theft, or gross negligence against the Company or one or more Members of the Company, or (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company. Within ninety (90) days of the vote to expel, such Member shall be expelled as a Member and deemed an Assignee pursuant to Article 11. For one hundred eighty (180) days following the vote to expel, the Company shall have the option, to purchase the interests of the former Member at Fair Market Value, as determined by a qualified appraiser chosen by the Manager. The determination of Fair Market Value made by such appraiser shall be final, conclusive, and binding on the Company, all Members, and all Assignees of a Membership Interest. The fees and expenses of such appraiser shall be shared equally by the purchaser and seller of the Membership Interest.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Interests, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare the minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Manager appropriate books and records with respect to the business of the Company, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company in the regular course of its business, including the record of the Members, books of account and records of Company proceedings, may be kept in such electronic form as may be determined by the Manager; *provided*, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement.

Section 9.2   Access to Information

Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Members Interest as a Member of the Company (as reasonably determined by the Manager) to such information pertaining to the Company; provided, that prior to such Member having the ability to access such information, the Manager shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Managers.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

    a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

    b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

    c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall end on December 31st of each year or such other date as determined by the Manager.

Section 9.5   Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and, within seventy-five (75) days after the end of each calendar year, all information related to the Company necessary for the preparation of the Members' federal and state income tax returns.

Notwithstanding the foregoing, if the Company is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act or through Form C-AR under Regulation CF of the Securities Act), then compliance with such provisions shall be deemed compliance with this

Section 9.5(b) and no further or earlier financial reports shall be required to be provided to the Members with such reporting requirement.

Section 9.6   Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company, as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article. This Article shall not apply to Disputes under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

a. <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Wyoming, familiar with the Securities Act, the WLLCA, and Regulation D offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

a. <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b. <u>Consolidation</u>. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

c. <u>Location of Mediation or Arbitration</u>. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

d. <u>Attorney Fees and Costs</u>. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e. <u>Maximum Award</u>. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f. <u>AAA Commercial Mediation or Arbitration Rules</u>. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

      a.   <u>Selection of Mediator</u>. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6   Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

      a.   <u>Selection of Arbitrator</u>. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

      b.   <u>Qualifications of Arbitrator</u>. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c.   Limited Discovery. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

Article 11. Transfers and Member Admissions

Section 11.1   Maintenance of a Register

a.   Subject to the restrictions on Transfer and ownership limitations contained below, the Company, or its appointee, shall keep or cause to be kept on behalf of the Company a register that will set forth the Record Holders of each of the Interests and information regarding the Transfer of each of the Interests. The Manager is hereby initially appointed as registrar and transfer agent of the Interests, provided that the Manager may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Interests and Transfers of such Interests as herein provided.

b.   Upon acceptance by the Manager of the Transfer of any Interests, each transferee of an Interest, (i) shall be admitted to the Company as a Substitute Member with respect to the Interests so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement by completing a Form of Adherence to the reasonable satisfaction of the Manager in accordance with Section 11.2(g)(ii), (iii) shall become the Record Holder of the Interests so transferred, (iv) grants powers of attorney to the Manager and any Liquidator of the Company and each of their authorized officers and attorneys in fact, as the case may be, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Interests and the admission of any new Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Members.

c.   Nothing contained in this Agreement shall preclude the settlement of any transactions involving Interests entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Interests are listed or quoted for trading, if any.

Section 11.2   Ownership Limitations

a.   The transferee of an Interest will be an Assignee until such time as the Assignee satisfies the requirements of Article 11 to become a Substitute Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2(b) of this Agreement.

b.   If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Article 11, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Interests. Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

c.   The Assignee of an Interest, as well as any Person who acquires a charging order against an Interest, shall report income, gains, Losses, deductions, and credits with respect to such Interest for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the Members generally indicating that the income from such Interest has been allocated to the holder of the Assignee interest or the holder of the charging order.

d.   No Transfer of any Interest, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a substituted Member, unless the written consent of the Manager has been obtained, which consent may be withheld in its sole and absolute discretion as further described in this Section 11.2. In the event of any Transfer, all of the conditions of the remainder of this Section must also be satisfied. Notwithstanding the foregoing but subject to Section 3.2(c), assignment of the economic benefits of ownership of Interests may be made without the Manager's consent, provided that the assignee is not an ineligible or unsuitable investor under applicable law.

e.   No Transfer of any Member's Interests, whether voluntary or involuntary, shall be valid or effective unless the Manager determines, after consultation with legal counsel acting for the Company that such Transfer will not, unless waived by the Manager:

i.   result in the transferee directly or indirectly exceeding the Investment Limit or owning in excess of the Aggregate Ownership Limit;

ii.   result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless such Interests have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

iii.   cause all or any portion of the assets of the Company to constitute plan assets for purposes of ERISA;

iv.   adversely affect the Company, or subject the Company, the Manager, or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, the Manager, or any of their respective Affiliates to any tax to which it would not otherwise be subject;

v.   require registration of the Company or any Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

vi.   violate or be inconsistent with any representation or warranty made by the transferring Member.

f.   The transferring Member, or such Members legal representative, shall give the Manager prior written notice before making any voluntary Transfer and notice within thirty (30) days after any involuntary Transfer (unless such notice period is otherwise waived by the Manager), and shall provide sufficient information to allow legal counsel acting for the Company to make the determination that the proposed Transfer will not result in any of the consequences referred to in paragraphs (b)(i) through (b)(vi) above. If a Transfer occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee. The notice must be supported by proof of legal authority and valid assignment in form and substance acceptable to the Manager.

g.   In the event any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Members' interest in the Company, the Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement.

h.   A transferee shall be entitled to any future distributions attributable to the Interests transferred to such transferee and to transfer such Interests in accordance with the terms of this Agreement; provided, however, that such transferee shall not be entitled to the other rights of a Member as a result of such Transfer until he or she becomes a Substitute Member.

i.   The Company shall incur no liability for distributions made in good faith to the transferring Member until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

j.   Any other provision of this Agreement to the contrary notwithstanding, any Substitute Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Manager may require, in its sole discretion:

i.   the transferring Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Manager;

ii.   each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Manager);

iii.   each transferee to provide all the information required by the Manager to satisfy itself as to anti- money laundering, counter-terrorist financing, and sanctions compliance matters; and

iv.   payment by the transferring Member, in full of the costs and expenses referred to in paragraph (h) below, and no Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Member shall be admitted to the Company as a Member, unless and until each of these requirements has been satisfied or, at the sole discretion of the Manager, waived.

k.   The transferring Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs, or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

Section 11.3   Transfer of Interests and Obligations of the Manager

a.   The Manager may Transfer all Interests acquired by the Manager (including all Interests acquired by the Manager in the Initial Offering at any time and from time to time following the closing of the Initial Offering.

b.   The Members hereby authorize the Manager to assign its rights, obligations, and title as Manager to an Affiliate of the Manager without the prior consent of any other Person, and, in connection with such transfer, designate such Affiliate of the Manager as a successor Manager provided, that the Manager shall notify the applicable Members of such change in the next regular communication to such Members.

c.   Except as set forth in Section 11.3(b) above, in the event of the resignation of the Manager of its rights, obligations and title as Manager, the Manager shall nominate a successor Manager and the vote of a majority of the Interests held by Class B Members shall be required to elect such successor Manager. The Manager shall continue to serve as the Manager of the Company until such date as a successor Manager is elected pursuant to the terms of this Section 11.3(c).

Section 11.4   Remedies for Breach

If the Manager shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this Article 11, the Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem Interests, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

      a.   In the sole discretion of the Manager, the sale of the Artwork;

      b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

      c.   The withdrawal of all the Members, unless the Company is continued in accordance with the WLLCA;

      d.   The approval of the Class B Members; and

      e.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Articles Of Organization and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a Liquidator appointed by a Required Interest, shall liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement, and cause the cancellation of the Company's Articles of Organization.

      a.   <u>Payment of Company Creditors and Provision for Reserves</u>. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b.   Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

c.   Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.2.

d.   Non-Cash Assets. If any part of the net assets distributable to the Members consists of notes, real estate equity or interests, or other non-cash assets, the Manager or liquidator shall distribute any non-tangible property interests directly to the Members, and may take whatever steps they deem appropriate to convert tangible property interests into cash or any other form to facilitate distribution. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article. The Manager, however, shall not reinvest the sale proceeds in other property, real or personal, tangible or intangible, and shall distribute Distributable Cash as set forth in Article 4.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5   No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6   Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7   No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1   Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2   Amendment

     a.   General. Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

     i.   change the name of the Company or the location of its principal office;

     ii.   add to the duties or obligations of the Manager;

     iii.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

     iv.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

     v.   reflect information regarding the admission of any Additional Member or Substitute Member.

     vi. Add additional classes of Interests;

     vii. a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of the Interests (including, without limitation, the division of any class or classes of outstanding Interests into different classes to facilitate uniformity of tax consequences within such classes) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members;

     viii. a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

     ix. an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

     x. any other amendment other than an amendment expressly requiring consent of the Members as set forth in Section 14.2(b); and

     xi. any other amendments substantially similar to the foregoing.

  b. <u>Certain Amendment Requirements</u>. No amendment to this Agreement shall be made without the consent of the Members holding of a majority of all of the outstanding Interests, that:

     i. decreases the percentage of outstanding Interests required to take any action hereunder;

     ii. materially adversely affects the rights of all of the Members;

     iii. modifies Section 12.1 or gives any Person the right to dissolve the Company; or;

     iv. modifies the term of the Company.

Any amendments not similar to the foregoing or as otherwise permitted by the power of attorney as set forth in Section 1.4 shall require the written consent or vote of the Members as set forth in Section 7.8.

Section 14.3 Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.4   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.5   Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   <u>Construction</u>. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   <u>Headings of Articles, Sections, and Subsections</u>. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   <u>Notices</u>. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed (subject to oral or electronic confirmation of receipt of the email in its entirety) or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

> Silver David, LLC
> Attn: Mark Russo
> 808 SE Commerce Ave. #120
> Battle Ground, WA 98604

d.   <u>Applicable State Law</u>. This Agreement shall be governed, construed, and enforced in accordance with the laws of Wyoming, without regard to its conflict of laws rules.

e.   <u>Execution; Duplicate Originals</u>. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   <u>Severability</u>. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   <u>Acceptance</u>. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

h.   <u>Consent of Members</u>. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective December 19, 2023.

 MANAGER:

Silver David Management, LLC,
a Wyoming limited liability company

By: _____
    Mark Russo, its Managing Member

By: _____
    Jason Dilling, its Managing Member

By: _____
    Ricky Reed, its Managing Member

EXHIBIT A

LIST OF MEMBERS

The following Persons are the Members of the Company, and their Interests are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Interests.

Class A Members

Name	Interests	Percentage
TBD	TBD	TBD
TBD	TBD	TBD
TBD	TBD	TBD
TBD	TBD	TBD
TBD	TBD	TBD

Class B Members

Name	Interests	Percentage
Silver David Holdings, LLC.	100	100%